Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Place of Incorporation

Likiep Shipping Company Inc.	Marshall Islands

Orangina Inc.	Marshall Islands

Mili Shipping Company Inc.	Marshall Islands

Ebon Shipping Company Inc.	Marshall Islands

Lemongina Inc.	Marshall Islands

Ralik Shipping Company Inc.	Marshall Islands

Mejit Shipping Company Inc.	Marshall Islands

Micronesia Shipping Company Inc.	Marshall Islands

Rongerik Shipping Company Inc.	Marshall Islands

Utirik Shipping Company Inc.	Marshall Islands

Nauru Shipping Company Inc.	Marshall Islands

Unitized Ocean Transport Limited	Marshall Islands